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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                    For the Quarter Ended 31 December, 2000



                             Brunner Mond Group plc
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)



       PO BOX 4, Mond House, Northwich, Cheshire, CW8 4DT; United Kingdom
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]    Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Brunner Mond Group plc



                                            By: /s/ Stephen Bentley
                                                -----------------------------
                                                Name:  Stephen Bentley
                                                Title: Group Finance Director

Date April 10, 2001